Filed Pursuant to Rule 424(b)(3)
Registration No. 333-161449
KBS LEGACY PARTNERS APARTMENT REIT, INC.
SUPPLEMENT NO. 12 DATED FEBRUARY 9, 2012
TO THE PROSPECTUS DATED APRIL 25, 2011

This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc. dated April 25, 2011, as supplemented by supplement no. 1 dated April 25, 2011, supplement no. 2 dated April 25, 2011, supplement no. 3 dated May 10, 2011, supplement no. 4 dated July 29, 2011, supplement no. 5 dated August 12, 2011, supplement no. 6 dated September 30, 2011, supplement no. 7 dated October 4, 2011, supplement no. 8 dated October 24, 2011, supplement no. 9 dated November 8, 2011, supplement no. 10 dated January 4, 2012 and supplement no. 11 dated January 25, 2012. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition and related financing of a 196-unit apartment complex located in Schaumburg, Illinois.
Acquisition of Poplar Creek
On February 9, 2012, we, through an indirect wholly owned subsidiary, KBS Legacy Partners Poplar LLC (the “Owner”), purchased a 196-unit apartment complex (“Poplar Creek”) from Avalon Illinois Value II, LLC. Poplar Creek is located in the northwest Chicago suburb of Schaumburg, Illinois on approximately 12.8 acres of land.
The purchase price of Poplar Creek was $27.2 million plus closing costs. We funded the acquisition of Poplar Creek with proceeds from the Poplar Creek Mortgage Loan (defined below) in the amount of $20.4 million and proceeds from this offering.
Poplar Creek was constructed in 1986 and renovated in 2007 and is currently 95% leased. Poplar Creek is comprised of 196 apartment units encompassing 178,490 rentable square feet, featuring one- and two-bedroom layouts in 20 two-story residential buildings. The community amenities include an outdoor heated swimming pool, picnic areas and a clubhouse.
On February 9, 2012, the Owner entered into a property management agreement (the "Property Management Agreement") with RMK Management Corporation (“RMK”), which is not affiliated with us or our sponsors, pursuant to which RMK will provide property management services with respect to Poplar Creek. Concurrently with the execution of the Property Management Agreement, the Owner also entered into a Property Management - Account Services Agreement (the  “Services Agreement”) with Legacy Partners Residential L.P. (“LPR”), an affiliate of our sub-advisor, pursuant to which LPR will provide certain account maintenance and bookkeeping services related to Poplar Creek. Under the Services Agreement, the Owner will pay LPR a monthly fee in an amount equal to 1% of Poplar Creek's Gross Monthly Collections (as defined in the Property Management Agreement). Unless otherwise provided for in an Approved Operating Budget (as defined in the Property Management Agreement), LPR will be responsible for all expenses that it incurs in rendering services pursuant to the Services Agreement. The Services Agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives 30 days' prior written notice of its desire to terminate the Services Agreement. Notwithstanding the foregoing, the Owner may terminate the Services Agreement at any time without cause upon 30 days' prior written notice to LPR. The Owner may also terminate the Services Agreement with cause immediately upon notice to LPR and the expiration of any applicable cure period. LPR may terminate the Services Agreement at any time without cause upon 90 days' prior written notice to the Owner.
Financing of Poplar Creek
On February 9, 2012, in connection with the acquisition of Poplar Creek, the Owner entered into a seven‑year multifamily note with CBRE Capital Markets, Inc. (the “Lender”) for borrowings of $20.4 million secured by Poplar Creek (the “Poplar Creek Mortgage Loan”).  The Poplar Creek Mortgage Loan matures on March 1, 2019 and bears interest at a fixed rate of 4.0%. Monthly payments are initially interest-only.  Beginning on April 1, 2014, monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years for the balance of the loan, with the remaining principal balance and all accrued and unpaid interest due at maturity.  The Owner has the right to repay the loan in whole (but not in part) subject to certain conditions and a formula-based yield maintenance premium, unless the loan is securitized, in which case the loan cannot be prepaid until six months prior to maturity, but is defeasible subject to certain conditions.  The loan is fully assumable by a subsequent purchaser of Poplar Creek.

KBS Legacy Partners Properties LLC (“KBSLPP”), our indirect wholly owned subsidiary, is providing a limited guaranty of the Poplar Creek Mortgage Loan with respect to certain potential costs, expenses, losses, damages and other sums for which the Owner is personally liable under the loan documents, including losses or damages which may result from certain intentional actions committed by the Owner or its affiliates in violation of the loan documents. KBSLPP is also providing a guaranty of the principal balance and any interest or other sums outstanding under the Poplar Creek Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the Owner under the Poplar Creek Mortgage Loan.